FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 February 2011

HANG SENG BANK LIMITED
2010 RESULTS - HIGHLIGHTS

•    Attributable profit up 14% to HK$14,917m (HK$13,138m in 2009).

•    Profit before tax up 13% to HK$17,345m (HK$15,400m in 2009).

•    Operating profit up 7% to HK$14,085m (HK$13,214m in 2009).

• Operating profit excluding loan impairment charges and other credit risk provisions up 3% to HK$14,475m (HK$14,026m in 2009).

•    Return on average shareholders' funds of 22.8% (22.9% in 2009).

•    Assets up 10% to HK$916.9bn (HK$830.7bn at 31 December 2009).

•    Earnings per share up 13.5% to HK$7.80 per share (HK$6.87 per share in 2009).

• Fourth interim dividend of HK$1.90 per share; total dividends of HK$5.20 per share for 2010 (HK$5.20 per share in 2009).

• Capital adequacy ratio of 13.6% (15.8% at 31 December 2009); core capital ratio of 10.8% (12.8% at 31 December 2009).

•    Cost efficiency ratio of 33.7% (32.6% in 2009).

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Contents

The financial information in this news release is based on the audited consolidated financial statements of Hang Seng Bank Limited ('the bank') and its subsidiaries ('the group') for the year ended 31 December 2010.

1          Highlights of 2010 Results
2          Contents
4          Chairman's Comment
6          Chief Executive's Review
12        Results Summary
15        Customer Group Performance
21        Mainland Business
22        Consolidated Income Statement
23        Consolidated Statement of Comprehensive Income
24        Consolidated Balance Sheet
25        Consolidated Statement of Changes in Equity
27        Consolidated Cash Flow Statement
28        Financial Review
28        Net interest income
30        Net fee income
31        Trading income
32        Net income/(loss) from financial instruments designated at fair value
32        Other operating income
33        Analysis of income from wealth management business
35        Loan impairment charges and other credit risk provisions
36        Operating expenses
37        Gains less losses from financial investments and fixed assets
38        Tax expense
39        Earnings per share
39        Dividends per share
39        Segmental analysis
41        Analysis of assets and liabilities by remaining maturity
43        Cash and balances with banks and other financial institutions
43        Placings with and advances to banks and other financial institutions
44        Trading assets
45        Financial assets designated at fair value
46        Advances to customers
46        Loan impairment allowances against advances to customers
47        Impaired advances and allowances
48        Overdue advances
49        Rescheduled advances
49        Segmental analysis of advances to customers by geographical area
50        Gross advances to customers by industry sector
52        Financial investments
54 Amounts due from/to immediate holding company and fellow subsidiary companies
55 Interest in associates
               55        Intangible assets
               55        Other assets
               56        Current, savings and other deposit accounts
               56        Certificates of deposit and other debt securities in issue
               57        Trading liabilities
               57        Other liabilities
               58        Subordinated liabilities
               59        Shareholders' funds
               60        Capital resources management
               62        Liquidity ratio
               63        Reconciliation of cash flow statement
               64        Contingent liabilities, commitments and derivatives

67 Statutory accounts and accounting policies
                68        Comparative figures
68        Property revaluation
69        Foreign currency positions
69        Ultimate holding company
70        Register of shareholders
70        Proposed timetable for 2011 quarterly dividends
70        Code on corporate governance practices
70        Board of Directors
71        News release

Comment by Raymond Ch'ien, Chairman

Our focus on strengthening Hang Seng's platform for long-term growth produced solid results in 2010.

As the global economic recovery progressed, we took steps to maintain our leading position in traditional areas of banking and capitalise on new business opportunities, achieving increases in both net interest and non-interest revenue streams. The success of our approach saw income growth in the second half of the year outpace that of the first half, despite increasingly competitive operating conditions.

As economic confidence returned, we used our ability to get products to market rapidly to capture the shift in investment sentiment, driving good increases in both personal and corporate wealth management business.

We leveraged our strong balance sheet, excellent market knowledge and effective credit risk management system to expand lending portfolios, underpinning the rise in net interest income.

We continued to support local industry through active participation in government-sponsored lending schemes as well as efforts to improve the access and delivery of services for SME customers.

Our rapid response to the further opening up of renminbi banking in Hong Kong strengthened our status as a preferred partner for trade-related financial services and demonstrated our cross-border capabilities.

In 2010, Hang Seng Bank (China) Limited purchased headquarters premises in Shanghai and opened two new outlets in the Pearl River Delta region, underlining our commitment to the mainland China market. We achieved increases in our mainland customer and deposit bases, further improving prospects for long-term business growth, and we continued to collaborate with our strategic mainland partners - Industrial Bank and Yantai Bank - to good effect. In the first half of the year, we took up our full entitlement under a rights share issue by Industrial Bank.

Financial Performance

Operating profit excluding loan impairment charges and other credit risk provisions rose by 3% to HK$14,475m. Operating profit grew by 7% to HK$14,085m, with the stabilisation in economic conditions and our good management of credit risk driving a 52% improvement in loan impairment charges and other credit risk provisions to HK$390m.

Profit before tax was up 13% at HK$17,345m. Profit attributable to shareholders rose by 14% to HK$14,917m. Earnings per share were up 13.5% at HK$7.80.

We continued to build good business momentum during the year to record increases in operating profit excluding loan impairment charges and profit attributable to shareholders of 11% and 14% respectively in the second half of 2010 compared with the first half.

Higher performance-related pay as well as more investment in marketing to support future growth saw operating expenses rise by 8% to HK$7,355m. Our cost efficiency ratio for 2010 was 33.7%.

Return on average shareholders' funds was 22.8%, compared with 22.9% a year earlier. Return on average total assets was 1.7%, the same as in 2009.

At 31 December 2010, our capital adequacy ratio was 13.6% compared with 15.8% at the end of the previous year. The decline mainly reflects our participation in Industrial Bank's rights issue and the rise in risk-weighted assets. Our core capital ratio was down 2.0 percentage points at 10.8%.

The Directors have declared a fourth interim dividend of HK$1.90 per share, payable on 30 March 2011. This brings the total distribution for 2010 to HK$5.20 per share.

Outlook

Large-scale fiscal and monetary stimulus initiatives launched in the wake of the international financial crisis supported a rebound in the global economy in 2010. However, the recovery has occurred on two distinct tracks, with fast growth in emerging economies but slower progress in advanced economies.

The resurgence in export activity and robust domestic consumption underpinned GDP growth in Hong Kong and on the Mainland, although the pace began to moderate in the second half of the year.

With many stimulus programmes now being phased out, challenges remain. The US Federal Reserve's announcement in November of another round of quantitative easing underlines the continuing fragility of the US economy, while many countries in Europe have instituted austerity measures as they attempt to restore fiscal discipline and address unprecedented levels of sovereign debt.

These developments may dampen export demand in 2011. In addition, the persistence of low interest rates and excess market liquidity are fuelling concerns over inflation and asset price bubbles. However, unemployment in Hong Kong remains low and overall market sentiment is upbeat. Along with the major boost to construction provided by several large government-led infrastructure projects, this should support domestic consumption, helping to cushion the effects of any slowdown in the external sector.

Despite recent measures to curb rising inflation and property prices on the Mainland, steady income growth and the government's efforts to promote private consumption through its 12th five-year plan should sustain strong domestic demand, which will be the primary driver of GDP growth in the short term.

In uncertain market conditions, our competitive strengths will ensure we maintain our leadership in areas such as mortgages, credit cards and commercial lending. We will use our trusted brand, time-to-market capabilities and extensive range of service delivery channels to capture new business opportunities. We will also continue to build on the good progress we have made in strongly positioning ourselves to achieve sustainable growth.

Review by Margaret Leung, Vice-Chairman and Chief Executive

The operating environment was very competitive in 2010 as banks sought to capitalise on improved investment sentiment and the upturn in economic activity. Backed by our trusted brand and strong financial fundamentals, our timely actions to meet the changing needs of customers reinforced our leadership in traditional bank services and strengthened our position in new areas of business - supporting good growth in the customer bases, revenue and profit of our core business lines.

Low interest rates had an adverse effect on deposit spreads and returns from Treasury's balance sheet management portfolio. While remaining vigilant in managing credit risk, we redeployed the commercial surplus to expand lending, outperforming the market for growth in customer advances and increasing our share in the competitive credit card and residential mortgage sectors.

We achieved year-on-year growth in net interest income, building good momentum throughout the year to record higher net interest income and net interest margin in the second half of the year compared with the first half.

With our strong wealth management and cross-border commercial banking capabilities, we also achieved a second-half growth trend in net fee income - supporting a solid rise in fee-related revenue for the year.

We launched new mainland-focused investment products and increased our retail investment fund market share, reaffirming our reputation as a leading fund manager and distributor in Hong Kong.

Innovative initiatives to support business customers with operations in Hong Kong and on the Mainland established us as a market leader for cross-border renminbi financial services. We are now well positioned to capture a growing share of this rapidly expanding sector.

A new iPhone application for foreign exchange margin trading and the expansion of trading services on our online business banking platforms helped customers take timely advantage of investment opportunities. At 31 December 2010, our Personal e-Banking and Business e-Banking customer bases were up 10% and 19% respectively compared with a year earlier.

Customer Groups

Personal Financial Services recorded an 8% increase in profit before tax to HK$7,872m. Operating profit excluding loan impairment charges grew by 5% to HK$7,865m. Operating profit was up 9% at HK$7,656m.

Despite downward pressure on mortgage pricing and deposit spreads, we achieved a 4% rise in net interest income to HK$8,485m by expanding our loan portfolios.

Unsecured lending grew strongly, recording a 52% rise in profit before tax when compared with 2009, attributable to impressive business momentum and improved loan quality. Our new Hong Kong dollar China UnionPay credit card helped support an 11% increase in the card base, which passed the major milestone of two million cards in circulation. Card spending and receivables increased by 18% and 14% respectively. Strong growth of 29% was registered for personal loans. Overall, loan impairment charges dropped by 46% in 2010.

We reinforced our strong position in the residential mortgage sector. We outperformed the market for new mortgage registrations and increased our share of mortgage business.

We used our ability to bring products to market rapidly and our extensive distribution network to capitalise on the improvement in investor outlook, achieving a 9% increase in wealth management income to HK$5,092m. We maintained growth during the year, recording a 4% rise in wealth management revenue in the second half of 2010 compared with the first half.

Investment income was up 10% at HK$2,786m. Timely new products, including the Hang Seng RMB Bond Fund, supported a 181% increase in retail investment fund sales and an 85% rise in investment fund fee revenue. Funds under management (including private banking) exceeded HK$150bn for the first time. Our focus on excellent service and the diversity of the investment products we offer underpinned the 25% increase in service fee income in private banking.

Our enhanced online securities services and innovative iPhone application for foreign exchange margin trading drove increases in the number of securities and margin trading accounts.

We strengthened our position as a prominent provider of retirement planning solutions and insurance coverage for different life stages by launching new products and enhancing protection under existing plans. Life insurance income rose by 10%. Total life insurance policies in-force and annualised premiums grew by 9% and 13% respectively.

We were named 'Company of the Year' in Benchmark's Wealth Management Awards 2010 and 'Best Local Private Bank in Hong Kong' by Euromoney for the second consecutive year.

Commercial Banking took good advantage of the global economic recovery and the further opening up of renminbi financial services in Hong Kong. Profit before tax rose by 42% to HK$3,748m, reflecting broad-based income growth as well as a 36% improvement in loan impairment charges. Operating profit, excluding loan impairment charges, was up 34% at HK$2,671m.

We took steps to facilitate commercial activity. Our cross-border and renminbi offerings helped companies capitalise on new business opportunities while managing risk, driving a 225% increase in trade finance. Our financial support for SMEs through Hong Kong government-initiated lending schemes had topped HK$18.4bn by the end of 2010. We used technology to reduce turnaround times for new and renewed lending and credit facility decisions. These efforts helped drive a 102% increase in customer advances to HK$167.5bn, with a 58% rise in related net interest income.

Customer deposits rose by 14%, but pressure on spreads resulted in a 19% fall in deposit net interest income.

We established a leadership position for renminbi commercial banking services that will provide an excellent springboard for future growth. Among other initiatives, we became the first bank in Hong Kong to establish a prime rate and to lead-arrange a syndicated loan denominated in renminbi.

Close collaboration between commercial banking teams in Hong Kong and on the Mainland and new strategic alliances with mainland partners enhanced our cross-border service proposition and proved a valuable source of referral business. At the end of 2010, we had over 58,000 commercial renminbi accounts and our renminbi cross-border trade-related business exceeded RMB35bn.

Net fee income rose by 9%, supported in part by an enriched portfolio of corporate wealth management products and enhanced online investment services.

Corporate wealth management income rose by 27%, representing 13% of Commercial Banking's total net operating income before loan impairment charges.

Stronger internet-based business banking platforms helped drive continuing customer migration to online channels. At 31 December 2010, the number of Business e-Banking customers had reached over 92,000. The number of online business transactions in 2010 grew by 19% compared with a year earlier.

Corporate Bankingrecorded a 38% increase in profit before tax to HK$1,266m. Operating profit rose by 40% to HK$1,261m. Operating profit excluding loan impairment charges was up 29% at HK$1,264m.

Total operating income rose by 25% on the back of a 24% increase in net interest income to HK$1,440m.

Tighter regulations in the Hong Kong and mainland property markets and intensifying competition among lenders created new challenges for traditional drivers of Corporate Banking growth. We took steps to further diversify the revenue base, leveraging our strong customer relationships and good market knowledge to capture more business in a broader range of industry sectors and actively explore new opportunities created by the growing demand for cross-border financial services. Customer advances and deposits grew by 32% and 34% respectively.

Treasury's profit before tax fell by 1% to HK$3,361m. With increased loan demand from business customers, a substantial proportion of the commercial surplus was redeployed to support commercial lending. Good growth in trading income, a disposal gain and an increase in share of profits from associates was more than offset by the adverse effects of continuing low global interest rates on net interest income, which dropped by 35% to HK$1,403m. Operating profit fell by 24% to HK$2,207m.

We took steps to improve the investment mix under the balance sheet management portfolio by disposing of selected instruments and investing in high-quality debt securities, which generated a HK$95m disposal gain. The active management of the portfolio led to a 30% increase in net interest income in the second half of 2010 compared with the first half despite the challenging market conditions.

Closer collaboration with business banking colleagues and efforts to meet the growing demand for renminbi-denominated products drove the 10% increase in trading income to HK$1,162m.

Mainland Business

Hang Seng Bank (China) Limited moved forward with its strategy for long-term development with the RMB510m purchase of headquarters premises in Shanghai. With the opening of two cross-location sub-branches under CEPA VI in 2010, Hang Seng China now has 38 outlets across 13 Mainland cities.

An enhanced customer referral mechanism, good cross-border commercial banking capabilities and a diverse portfolio of products proved valuable in attracting new business and building a broader platform to sustain growth in deposits. The mainland personal and commercial banking customer bases increased by 15% and 14% respectively year-on-year.

The expansion of wealth management offerings underpinned a 17% rise in the number of Prestige Banking accounts. Along with enhancements to services for commercial customers, this rise helped drive a 76% year-on-year increase in deposits - improving balance sheet strength. With continuing emphasis on credit quality over portfolio size, advances to customers increased by 28%.

Hang Seng China's profit before tax recorded solid growth, with the 24% rise in total operating income more than outweighing increases in loan impairment charges and operating expenses.

Collaboration with Hang Seng's strategic mainland partners, Industrial Bank and Yantai Bank, continued to extend our reach in regions with good economic growth potential.

A Winning Strategy

The economic rebound boosted international trade and investment markets in 2010 but the outlook for 2011 remains uncertain. With stimulus initiatives winding down, many of the world's advanced economies are still grappling with major monetary and fiscal issues, which may subdue export demand.

Although upbeat consumer and business sentiment should continue to support domestic demand, a slowdown in the external sector would create new challenges for Hong Kong. Despite recent measures to curb economic overheating, domestic consumption on the Mainland looks set to remain robust, underpinning continued growth - albeit at a more moderate pace.

Our long-term goals are to be the leading personal and private bank for affluent and middle-class customers in Hong Kong and on the Mainland, and the leading trade bank in Greater China.

To achieve these objectives, we have identified business priorities that capitalise on our competitive strengths and support sustainable growth.

Hang Seng's strengths are its unique market positioning, comprehensive wealth management capabilities and extensive business referral network.

The rapidly growing middle and affluent classes on the Mainland are seeking new investment opportunities at home and in Hong Kong. With our good cross-border reach and trusted brand, we are strongly positioned to meet their needs.

In support of achieving our goals, we will maintain our excellent service level. We will make further investment in technology and launch service innovations to facilitate transactions and capture more business, particularly in the Prestige Banking segment and among young people. We will develop new applications for personal mobile devices to provide convenient access to account and market information. We will work to drive continuing good growth in deposits in Hong Kong and on the Mainland, providing a solid foundation for business expansion.

We have placed ourselves at the leading edge of the wealth management and offshore renminbi financial services markets. We will continue to make good use of our product development capabilities and well-established service platforms to become the preferred bank in these rapidly growing sectors.

Our strong cross-border banking proposition is proving an important tool as we work to become the leading trade bank in Greater China.

Treasury will continue to develop effective hedging solutions and new renminbi-related products for customers, and Commercial Banking has enhanced online banking services to support renminbi account enquiries and transaction instructions. We will remain close to customers and to mainland regulators to ensure we stay ahead of the game.

Enduring characteristics of Hang Seng's success are a willingness to aim high in setting our business objectives and our focus on serving customers well by providing financial solutions that are tailored to their needs. We have a winning strategy for maintaining a strong position in traditional business lines and for taking the lead in key areas of new business to deliver long-term growth.

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries ('the group') reported an audited profit attributable to shareholders of HK$14,917m for 2010, up 13.5% compared with 2009. Earnings per share were HK$7.80, up HK$0.93 from 2009. Profit attributable to shareholders for the second half of 2010 increased by HK$989m, or 14.2%, when compared with the first half.

Operating profit excluding loan impairment charges and other credit risk provisions grew by HK$449m, or 3.2%, to HK$14,475m. Although Hong Kong's economy improved solidly on the back of the strong rebound in exports, the operating environment for banks remained challenging with the persistence of low interest rates and intensifying market competition. Net interest income registered an increase of 2.0%, underpinned by strong loan growth. Supported by the improvement in investment sentiment, non-interest income grew by 10.9%. While continuing to carefully manage costs, investment for future growth led to an 8.4% rise in operating expenses compared with 2009. The bank built encouraging business momentum, resulting in an 11.3% increase in operating profit excluding loan impairment charges and other credit risk provisions in the second half of the year compared with the first half.

Net interest income rose by HK$277m, or 2.0%, to HK$14,300m. Net interest margin for 2010 was 1.78% - down 12 basis points compared with 2009. Net interest spread narrowed by 12 basis points to 1.72%, while contribution from net free funds remained the same as in 2009 at 0.06%. Good growth in customer advances, an 8.9% rise in average interest-earning assets and improved loan spreads were partly offset by the continuing compression of deposit spread and the repricing of assets at lower market interest rates.

Net fees and commissions increased across core business lines, resulting in an overall rise of HK$576m, or 13.3%, to HK$4,897m. Wealth management business continued to be a key driver of income growth. The improvement in investor sentiment and low interest rate environment stimulated demand for investment products. The bank capitalised on this by promoting enhanced yield investment opportunities to cater for a wide range of customer risk appetites. Supported by the bank's reputation as one of Hong Kong's leading fund providers, investment fund sales grew by 180.8% compared with the previous year. Insurance agency fee income rose by 34.7%, due mainly to strong sales of a life protection with return insurance product. In the improved market conditions, private banking service fee income increased by 24.0%, with private banking leveraging its core strengths of a diverse suite of investment products and client service excellence. The credit card business continued to grow and sustain the market share in terms of card base, receivables and spending, supporting a 3.5% rise in fee income. Benefiting from the recovery in global export demand and the expansion in scope of offshore renminbi business, remittances and trade-related fee income grew by 19.4% and 19.3% respectively. Credit facilities fee income increased by 44.4%, mainly reflecting higher fees from corporate lending. With the bank registering lower stock-market trading turnover and keen price competition, stockbroking and related services income fell by 6.3%.

Trading income increased by HK$136m, or 7.1%, to HK$2,059m. Foreign exchange income fell marginally by HK$24m, or 1.3%, attributable to decreased net interest income from funding swaps and lower customer demand for foreign exchange-linked structured products as well as increased losses on the revaluation of certain US dollar capital funds - maintained in the bank's mainland subsidiary bank and subject to regulatory controls - against the renminbi. Excluding the above items, efforts to expand proprietary trading and customer-driven business saw foreign exchange trading income rise by HK$72m, or 4.7%, compared with 2009. Income from securities, derivative and other trading activities rose by HK$160m, or 122.1%, driven by the improvement in derivatives trading.

Income from insurance business (included under 'net interest income', 'net fee income', 'net income from financial instruments designated at fair value', 'net earned insurance premiums', 'movement in present value of in-force insurance business' within 'other operating income', and after deducting 'net insurance claims incurred and movement in policyholders' liabilities') grew by HK$217m, or 9.0%, to HK$2,624m. The bank continued to enhance its leading position in life insurance by providing a diverse range of retirement savings and protection products. Net interest income and fee income from life insurance business grew by 18.4%, due primarily to the increase in the size of the life insurance funds investment portfolio. The investment return on the life insurance funds investment portfolio also improved, recording a gain of HK$287m in 2010 compared to a gain of HK$17m in 2009.

Net operating income before loan impairment charges and other credit risk provisions increased by HK$1,018m, or 4.9%, to HK$21,830m.

Operating expensesrose by HK$569m, or 8.4%, to HK$7,355m. The bank continued to carefully manage its costs, but made new investments on the Mainland and in business development in Hong Kong to support long-term growth of core income streams. Excluding mainland business, operating expenses rose by 7.1%, mainly due to increases in staff-related costs, marketing expenditure and processing charges. Mainland-related operating expenses rose by 16.8%, attributable mainly to the expansion of the bank's wholly owned mainland banking subsidiary, Hang Seng Bank (China) Limited ('Hang Seng China'), from 36 to 38 outlets, and an increase in headcount.

Loan impairment charges and other credit risk provisions improved significantly, falling by HK$422m, or 52.0%, to HK$390m. Individually assessed impairment charges dropped by HK$124m, or 40.0%, reflecting lower impairment charges made on corporate and commercial banking customers in 2010 as a result of the upturn in economic conditions and the bank's good risk management control. Collectively assessed allowances dropped by HK$298m, or 59.4%, to HK$204m, with lower charges on the credit card and personal loans portfolios as a result of improving delinquency rates and the declining bankruptcy trend. Impairment allowances for loans not individually identified as impaired also improved, due to lower historical loss rates with the improvement in global credit markets.

Operating profit rose by HK$871m, or 6.6%, to HK$14,085m.

Profit before tax increased by 12.6% to HK$17,345m after taking the following items into account:

• a 39.8% (or HK$74m) fall in gains less losses from financial investments and fixed assets;
• a 93.3% (or HK$235m) increase in net surplus on property revaluation; and
• a 52.2% (or HK$913m) increase in share of profits from associates, mainly from Industrial Bank.

Consolidated balance sheet and key ratios

Total assets rose by HK$86.2bn, or 10.4%, to HK$916.9bn. Customer advances increased by HK$128.0bn, or 37.1%, with strong growth in trade financing, corporate and retail lending and mainland loans. Despite the keen market competition, the bank's residential mortgage business continued to record good growth and sustained its market share in terms of total mortgage lending. Customer deposits and certificates of deposit and other debt securities in issue increased by HK$46.7bn, or 7.0%, to HK$710.3bn, driven in part by strong growth in renminbi deposits. At 31 December 2010, the advances-to-deposits ratio was 66.5%, compared with 51.9% at 31 December 2009, reflecting the faster pace of loan growth in 2010. Financial investments and trading assets decreased by 17.5% and 60.9% respectively, attributable primarily to the redeployment of the commercial surplus to support loan growth.

At 31 December 2010, shareholders' funds (excluding proposed dividends) were HK$66,379m, an increase of HK$7,864m, or 13.4%. Retained profits rose by HK$5,214m, mainly reflecting the growth in profit after the appropriation of interim dividends. Benefitting from the stabilisation in credit markets, the available-for-sale investment reserve recorded a surplus of HK$202m, compared with a deficit of HK$257m in 2009. Buoyant property prices underpinned the HK$1,541m increase in the premises revaluation reserve.

The return on average total assets was 1.7% (1.7% for 2009). The return on average shareholders' funds was 22.8% (22.9% for 2009).

At 31 December 2010, the capital adequacy ratio was 13.6%, down from 15.8% at the end of 2009. The core capital ratio was 10.8%, compared with 12.8% a year earlier. The ratios were calculated in accordance with the advanced internal ratings-based approach under the Banking (Capital) Rules issued by the Hong Kong Monetary Authority for the implementation of Basel II. The fall in both capital and core capital ratios largely reflects the combined effect of a reduction from the group's capital base as a result of its participation in Industrial Bank's rights issue in 2010, and an increase in risk-weighted assets. This was partly offset by the growth in profit after accounting for dividends in the year, the net difference from the HK$4.5bn repayment and HK$6.0bn new issue of subordinated debt, and the increase in fair-value gain on the revaluation of properties which, after adopting the amendments to HKAS 17 'Leases' in 2010, included leasehold land held under a long lease for the bank's headquarters building.

The bank maintained a strong liquidity position. The average liquidity ratio for 2010 was 38.1% (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with 48.1% for 2009, due mainly to the redeployment of liquid assets to support customer loan growth.

The cost efficiency ratio for 2010 was 33.7% compared with 32.6% in 2009.

Dividends

The Directors have declared a fourth interim dividend of HK$1.90 per share, which will be payable on 30 March 2011 to shareholders on the register of shareholders as of 15 March 2011. Together with the interim dividends for the first three quarters, the total distribution for 2010 will be HK$5.20 per share.

Customer group performance

	Personal					Total	Inter-
	Financial	Commercial	Corporate			reportable	segment
Figures in HK$m	Services	Banking	Banking	Treasury	Other	segments	elimination	Total

Year ended
31 December 2010

Net interest income	8,485	2,709	1,440	1,403	263	14,300	__	14,300
Net fee income/(expense)	3,423	1,209	188	(29)	106	4,897	__	4,897
Trading income/(loss)	630	334	11	1,162	(78)	2,059	__	2,059
Net income/(loss) from
financial instruments
designated at fair value	297	__	__	(1)	(14)	282	__	282
Dividend income	__	5	__	__	9	14	__	14
Net earned insurance premiums	11,059	246	2	__	__	11,307	__	11,307
Other operating income	1,271	23	1	(1)	712	2,006	(448)	1,558
Total operating income	25,165	4,526	1,642	2,534	998	34,865	(448)	34,417
Net insurance claims
incurred and movement
in policyholders' liabilities	(12,436)	(152)	1	__	__	(12,587)	__	(12,587)
Net operating income before
loan impairment charges
and other credit risk
provisions	12,729	4,374	1,643	2,534	998	22,278	(448)	21,830
Loan impairment charges
and other credit risk provisions	(209)	(178)	(3)	__	__	(390)	__	(390)
Net operating income	12,520	4,196	1,640	2,534	998	21,888	(448)	21,440
Total operating expenses W	(4,864)	(1,703)	(379)	(327)	(530)	(7,803)	448	(7,355)
Operating profit	7,656	2,493	1,261	2,207	468	14,085	__	14,085
Gains less losses from financial
investments and fixed assets	__	__	5	95	12	112	__	112
Net surplus on property
revaluation	__	__	__	__	487	487	__	487
Share of profits from associates	216	1,255	__	1,059	131	2,661	__	2,661
Profit before tax	7,872	3,748	1,266	3,361	1,098	17,345	__	17,345
Share of profit before tax	45.4%	21.6%	7.3%	19.4%	6.3%	100.0%	__	100.0%

Operating profit excluding loan
impairment charges
and other credit risk provisions	7,865	2,671	1,264	2,207	468	14,475	__	14,475

WDepreciation/amortisation
included in total operating
expenses	(175)	(34)	(5)	(4)	(503)	(721)	__	(721)

At 31 December 2010

Total assets	264,827	180,013	130,148	304,898	37,025	916,911	__	916,911
Total liabilities	581,118	141,518	50,862	39,268	34,133	846,899	__	846,899
Interest in associates	1,384	6,197	__	5,626	2,459	15,666	__	15,666
Non-current assets incurred
during the year	128	39	5	4	739	915	__	915

	Personal					Total	Inter-
	Financial	Commercial	Corporate			reportable	segment
Figures in HK$m	Services	Banking	Banking	Treasury	Other	segments	elimination	Total

Year ended
31 December 2009 (restated)

Net interest income	8,195	2,011	1,158	2,162	497	14,023	__	14,023
Net fee income/(expense)	3,000	1,114	145	(35)	97	4,321	__	4,321
Trading income/(loss)	662	245	8	1,054	(46)	1,923	__	1,923
Net (loss)/income from
financial instruments
designated at fair value	(54)	__	__	5	(26)	(75)	__	(75)
Dividend income	2	6	__	__	8	16	__	16
Net earned insurance premiums	11,293	225	1	__	__	11,519	__	11,519
Other operating income	898	29	1	__	632	1,560	(471)	1,089
Total operating income	23,996	3,630	1,313	3,186	1,162	33,287	(471)	32,816
Net insurance claims
incurred and movement
in policyholders' liabilities	(11,868)	(134)	(2)	__	__	(12,004)	__	(12,004)
Net operating income before
loan impairment charges
and other credit risk
provisions	12,128	3,496	1,311	3,186	1,162	21,283	(471)	20,812
Loan impairment charges
and other credit risk provisions	(454)	(278)	(78)	(2)	__	(812)	__	(812)
Net operating income	11,674	3,218	1,233	3,184	1,162	20,471	(471)	20,000
Total operating expenses W	(4,671)	(1,507)	(332)	(268)	(479)	(7,257)	471	(6,786)
Operating profit	7,003	1,711	901	2,916	683	13,214	__	13,214
Gains less losses from financial
investments and fixed assets	96	53	14	(152)	175	186	__	186
Net surplus on property
revaluation	__	__	__	__	252	252	__	252
Share of profits from associates	159	873	__	629	87	1,748	__	1,748
Profit before tax	7,258	2,637	915	3,393	1,197	15,400	__	15,400
Share of profit before tax	47.1%	17.1%	5.9%	22.0%	7.9%	100.0%	__	100.0%

Operating profit excluding loan
impairment charges
and other credit risk provisions	7,457	1,989	979	2,918	683	14,026	__	14,026

W Depreciation/amortisation
included in total operating
expenses	(173)	(31)	(7)	(4)	(460)	(675)	__	(675)

At 31 December 2009 (restated)

Total assets	234,723	96,490	88,135	377,561	33,759	830,668	__	830,668
Total liabilities	554,357	123,996	37,477	21,503	31,187	768,520	__	768,520
Interest in associates	847	4,284	__	2,707	2,388	10,226	__	10,226
Non-current assets incurred
during the year	181	34	5	__	92	312	__	312

Personal Financial Services ('PFS') recorded a profit before tax of HK$7,872m for 2010, up 8.5% compared with 2009. Operating profit excluding loan impairment charges rose by 5.5% to HK$7,865m.

Net interest income grew by 3.5% over 2009, with the expansion in deposits and lending portfolios more than compensating for the squeeze on the net interest margin and severe price competition.

Unsecured lending grew strongly to achieve a 51.9% rise in profit before tax when compared with a year earlier, attributable to the impressive business momentum and improved loan quality. PFS took successful steps to increase the credit card base, which surpassed the two million mark, supporting year-on-year increases in card spending and receivables of 18.4% and 13.9% respectively.  Personal loans grew by 29.1% to HK$4.6bn. Overall loan impairment charges dropped by 46.1% in 2010.

Against a backdrop of intense market competition and new government measures to cool property speculation, the residential mortgage business achieved good growth in 2010 to remain a top three mortgage lender and sustain its market share.

With new regulations governing investment business, PFS implemented the physical segregation of banking and investment services and reconfigured the investment sales process to maintain business momentum under the new operational structure. New products were launched to capture the shift in investor appetite in the changing market conditions.   Wealth management income grew by 9.0% year-on-year and by 4.1% in the second half of the year compared with the first half.

Investment-related income increased by 9.8%, driven in part by an 85.1% rise in revenue from investment funds business. Timely new products, including the Hang Seng RMB Bond Fund, supported growth of 180.8% in retail investment fund sales as well as a significant increase in the bank's investment fund market share. Stockbroking and related services fee income grew by 16.2% in the second half of 2010 compared with the first half.

New life insurance plans offering improved protection propositions proved effective in driving sales. Income from the life insurance business grew by 9.7% compared with 2009. Total life insurance policies in-force and annualised premiums rose by 8.6% and 13.3% respectively.

Hang Seng continued to be recognised as the leading wealth management bank in Hong Kong, receiving awards including 'Best Domestic Bank in Hong Kong' from The Asset for the 11th consecutive year, 'Company of the Year' in Benchmark's 2010 Wealth Management Awards and 'Best Local Private Bank in Hong Kong' from Euromoney for the second year in a row.

Personal e-Banking grew its registered customer base by 10.2% compared with the end of 2009 to reach 1.1 million. PFS continued to implement service innovations, including the development and launch in August 2010 of a first-of-its-kind iPhone application to support foreign exchange margin trading. As of December over 435,000 customers had added their support to the bank's environmental efforts by registering to receive electronic rather than paper statements through the e-Statement service - a 30.3% increase compared with a year earlier.

Commercial Banking ('CMB')achieved a 42.1% increase in profit before tax to HK$3,748m. CMB's contribution to the bank's total profit before tax increased to 21.6%, up 4.5 percentage points from 2009. Operating profit excluding loan impairment charges was up by 34.3% to HK$2,671m, due mainly to increases in net interest income from advances and net fee income. With improving market conditions and a continuing emphasis on risk management, loan impairment charges fell by 36.0%.

Against a backdrop of economic recovery and the rebound in exports, CMB's swift response to the increase in demand for financing saw customer advances increase by 102.1%, underpinning a 57.8% rise in net interest income from lending. The influx of liquidity into the region drove a 14.5% rise in customer deposits. However, with continuing pressure on spreads, deposit-related net interest income fell by 19.0%.

Supported by a comprehensive business development plan and the bank's strong internal infrastructure, CMB was quick to respond to the further relaxation of the scope of renminbi business in Hong Kong in early 2010, rolling out a comprehensive range of renminbi commercial banking services and establishing the bank as a pioneer in this expanding area of business. Hang Seng was the first bank in Hong Kong to set up a renminbi prime rate and to sign a renminbi syndicated loan. CMB has developed a full suite of renminbi commercial banking products including, but not limited to, renminbi commercial finance, renminbi savings and current accounts, and renminbi factoring and solutions. At the end of 2010, we had more than 58,000 renminbi commercial accounts and had helped settle more than RMB35bn in renminbi cross-border trade-related business.

To assist commercial customers in growing their cross-border business and to establish a dynamic customer referral channel, CMB closely collaborated with Hang Seng China and several strategic partners on the Mainland, including Industrial Bank and China Export and Credit Insurance Corporation (SINOSURE).  This collaboration has enhanced CMB's ability to offer one-stop commercial banking solutions and capture an increasing share of cross-border business flows.

CMB worked to provide timely, competitive corporate wealth management products to its customers, focusing particularly on those in the top-end segment. Enhanced corporate insurance products were marketed on various platforms, including wealth management and yield enhancement. Underwriting procedures were streamlined to improve service efficiency.

Income from corporate wealth management business increased by 26.6% and contributed 13.4% to CMB's total net operating income before loan impairment charges in 2010.

With strong roots in its local communities, CMB continued to be an active player in government-backed schemes to support small and medium-sized enterprises. Since late 2008, the bank has approved about 6,800 applications with a total loan amount of more than HK$18.4bn under the government-backed SME Loan Guarantee and Special Loan Guarantee schemes, with market shares of 25% and 15% respectively at the end of 2010.

CMB customers continued to migrate to online and automated banking channels. At 31 December 2010, over 92,000 customers had registered for the bank's Business e-Banking service, up 19.3% compared with a year earlier. The number of online business transactions grew by 19.0%.

Corporate Banking ('CIB') experienced an intensification of market competition in 2010.  With the uneven pace of global economic recovery, many banks turned their attention to Asia, leading to growing competition among lenders. Property-related financing has traditionally been an important element of CIB's business. With tighter government regulation in the property sector both in Hong Kong and on the Mainland, CIB took steps to diversify its revenue base, leveraging its strong customer relationships and good industry sector knowledge to capitalise on new business opportunities created by the growing demand for cross-border financial services.

CIB's advances to customers and customer deposits grew by 32.4% and 34.5% respectively compared with a year earlier.

Operating profit excluding loan impairment charges was HK$1,264m, an increase of HK$285m, or 29.1%. Operating profit was up 40.0% at HK$1,261m.

Treasury ('TRY') recorded a profit before tax of HK$3,361m, in line with 2009. With increased loan demand from business customers, a substantial proportion of the commercial surplus was redeployed to support commercial lending. Operating profit was down 24.3% at HK$2,207m.

Trading income increased 10.2% to HK$1,162m and disposal gains rose by 162.5% to HK$95m, but these increases were more than offset by the 35.1% decline in net interest income to HK$1,403m.

With abundant market liquidity and the fragile nature of the global economic recovery, interest rates remained at low levels. Yield curves were also relatively flat, particularly in the first half of the year. Net interest income fell to HK$609m in the first half of the year, but TRY's active management of the balance sheet management portfolio saw net interest income rebound by 30.4% to HK$794m in the second half of the year.

TRY placed more emphasis on high-quality debt securities, particularly government-guaranteed papers and high-quality corporate debt securities, and capitalised on market opportunities to dispose of selected securities. These actions helped improve the investment mix of the balance sheet management portfolio and generated a disposal gain of HK$95m, while remaining in line with the bank's prudent risk management strategy.

Trading income increased by HK$108m, or 10.2%, to HK$1,162m, mainly contributed by the improvement in foreign exchange income and derivatives trading, boosted in part by strong demand for renminbi-denominated products and derivatives following the further liberalisation of renminbi business in Hong Kong.

Mainland business

Hang Seng Bank (China) Limited ('Hang Seng China') opened two cross-location sub-branches under CEPA VI during the year, bringing its mainland network to 38 outlets across Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing, Hangzhou, Ningbo, Tianjin, Kunming, Foshan and Zhongshan. The bank also has a branch in Shenzhen for foreign currency wholesale business and a representative office in Xiamen.

Hang Seng China continued to further enrich and diversify its wealth management product offerings and enhance its Commercial Banking capabilities to capture good growth opportunities. Close collaboration between Commercial Banking teams on the Mainland and in Hong Kong helped to support solid growth in both the personal and commercial customer bases - which increased by 15.3% and 14.4% respectively compared with a year earlier.

Customer advances recorded growth of 28.4% to HK$36.4bn compared with 2009 year-end. Customer deposits grew by 76.1%, underpinned by the increase in the mainland customer base.

Hang Seng China's profit before tax (excluding exchange losses on US dollar capital funds) recorded a growth of 139.8% compared with 2009, with growth in both net interest income and non-interest income offsetting increases in operating expenses and loan impairment charges.

The purchase of headquarters premises in Shanghai in 2010 demonstrated the group's long-term commitment to the mainland market and is supporting the continued development of Hang Seng China.

The bank's strategic alliance with Industrial Bank Co., Ltd. ('Industrial Bank') continued to generate good results. The bank took up its full share entitlement under a rights issue by Industrial Bank and increased its equity interest in the mainland bank from 12.78% to 12.80% at 31 December 2010.

	Year ended 31 December
Figures in HK$m	2010	2009
		(restated)

Interest income	16,507	16,390
Interest expense	(2,207)	(2,367)
Net interest income	14,300	14,023
Fee income	5,895	5,190
Fee expense	(998)	(869)
Net fee income	4,897	4,321
Trading income	2,059	1,923
Net income/(loss) from financial instruments
designated at fair value	282	(75)
Dividend income	14	16
Net earned insurance premiums	11,307	11,519
Other operating income	1,558	1,089
Total operating income	34,417	32,816
Net insurance claims incurred and
movement in policyholders' liabilities	(12,587)	(12,004)
Net operating income before loan impairment
charges and other credit risk provisions	21,830	20,812
Loan impairment charges and other credit risk provisions	(390)	(812)
Net operating income	21,440	20,000
Employee compensation and benefits	(3,717)	(3,378)
General and administrative expenses	(2,917)	(2,733)
Depreciation of premises, plant and equipment	(619)	(591)
Amortisation of intangible assets	(102)	(84)
Total operating expenses	(7,355)	(6,786)
Operating profit	14,085	13,214
Gains less losses from financial investments and fixed assets	112	186
Net surplus on property revaluation	487	252
Share of profits from associates	2,661	1,748
Profit before tax	17,345	15,400
Tax expense	(2,428)	(2,262)
Profit for the year	14,917	13,138

Profit attributable to shareholders	14,917	13,138

Earnings per share (in HK$)	7.80	6.87

Details of dividends payable to shareholders of the bank attributable to the profit for the year are set out on page 39.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng, as included within the HSBC Group accounts:
Figures in HK$m	2010	2009

Interest income	16,228	15,950
Interest expense	(1,772)	(1,813)
Net interest income	14,456	14,137
Net interest income and expense reported as 'Net trading income'	(238)	(234)
Net interest income and expense reported as 'Net income from
financial instruments designated at fair value'	82	120

	Year ended 31 December
Figures in HK$m	2010	2009
		(restated)

Profit for the year	14,917	13,138

Other comprehensive income
Premises:
- unrealised surplus on
revaluation of premises	2,102	1,475
- deferred taxes	(343)	(182)
Available-for-sale investment reserve:
- fair value changes taken to/(from) equity:
-- on debt securities	774	3,908
-- on equity shares	(5)	80
- fair value changes transferred
(to)/from income statement:
-- on impairment	__	4
-- on hedged items	(272)	81
-- on disposal	(105)	(9)
- share of changes in equity of associates:
-- fair value changes	120	(26)
- deferred taxes	(53)	(472)
Cash flow hedging reserve:
- fair value changes taken to equity	291	407
- fair value changes transferred to
income statement	(414)	(864)
- deferred taxes	21	69
Defined benefit plans:
- actuarial gains on defined
benefit plans	11	1,877
- deferred taxes	(2)	(309)
Exchange differences on translation of:
- financial statements of overseas
branches, subsidiaries and associates	687	3
- others	13	10
Other comprehensive income for the
year, net of tax	2,825	6,052
Total comprehensive income
for the year	17,742	19,190

Total comprehensive income
for the year attributable to
shareholders	17,742	19,190

	At 31 December	At 31 December
Figures in HK$m	2010	2009
		(restated)
ASSETS
Cash and balances with banks and
other financial institutions	44,411	22,086
Placings with and advances to banks and
other financial institutions	110,564	104,551
Trading assets	26,055	66,597
Financial assets designated at fair value	7,114	5,450
Derivative financial instruments	5,593	5,050
Advances to customers	472,637	344,621
Financial investments	199,359	241,502
Interest in associates	15,666	10,226
Investment properties	3,251	2,872
Premises, plant and equipment	14,561	12,414
Intangible assets	5,394	4,214
Other assets	12,306	11,069
Deferred tax assets	__	16
Total assets	916,911	830,668

LIABILITIES AND EQUITY

LIABILITIES
Current, savings and other deposit accounts	683,628	636,369
Deposits from banks	15,586	4,870
Trading liabilities	42,581	38,391
Financial liabilities designated at fair value	457	1,456
Derivative financial instruments	4,683	4,251
Certificates of deposit and other
debt securities in issue	3,095	1,826
Other liabilities	17,018	15,285
Liabilities to customers under insurance contracts	64,425	54,240
Current tax liabilities	344	52
Deferred tax liabilities	3,234	2,460
Subordinated liabilities	11,848	9,320
Total liabilities	846,899	768,520

Equity
Share capital	9,559	9,559
Retained profits	42,966	37,752
Other reserves	13,854	11,204
Proposed dividends	3,633	3,633
Shareholders' funds	70,012	62,148
Total equity and liabilities	916,911	830,668

	Year ended 31 December
	2010	2009
Figures in HK$m		(restated)

Share capital
At beginning and end of year	9,559	9,559

Retained profits (including proposed dividends)
At beginning of year	41,385	38,260
Dividends to shareholders
- Dividends approved in respect of the previous year	(3,633)	(5,736)
- Dividends declared in respect of the current year	(6,309)	(6,309)
Transfer	218	455
Total comprehensive income for the year	14,938	14,715
	46,599	41,385

Other reserves
Premises revaluation reserve
At beginning of year	7,885	7,047
Transfer	(218)	(455)
Total comprehensive income for the year	1,759	1,293
	9,426	7,885

Availableforsale investment reserve
At beginning of year	(257)	(3,823)
Total comprehensive income for the year	459	3,566
	202	(257)

Cash flow hedging reserve
At beginning of year	174	562
Total comprehensive income for the year	(102)	(388)
	72	174

Foreign exchange reserve
At beginning of year	1,382	1,379
Total comprehensive income for the year	687	3
	2,069	1,382

	Year ended 31 December
	2010	2009
Figures in HK$m		(restated)

Other reserve
At beginning of year	2,020	1,984
Cost of share-based payment arrangements	64	35
Total comprehensive income for the year	1	1
	2,085	2,020

Total equity
At beginning of year	62,148	54,968
Dividends to shareholders	(9,942)	(12,045)
Cost of share-based payment arrangements	64	35
Total comprehensive income for the year	17,742	19,190
	70,012	62,148

	Year ended 31 December
Figures in HK$m	2010	2009

Net cash (outflow)/ inflow from operating activities	(30,098)	65,815

Cash flows from investing activities

Dividends received from associates	424	380
Increase in interest in an associate	(2,626)	(3)
Purchase of available-for-sale investments	(27,401)	(49,642)
Purchase of held-to-maturity debt securities	(1,113)	(513)
Proceeds from sale or redemption of
available-for-sale investments	43,356	48,615
Proceeds from redemption of
held-to-maturity debt securities	260	182
Purchase of fixed assets and intangible assets	(915)	(312)
Proceeds from sale of fixed assets and assets held for sale	19	443
Interest received from available-for-sale investments	1,632	4,429
Dividends received from available-for-sale investments	12	13
Net cash inflow from investing activities	13,648	3,592

Cash flows from financing activities

Dividends paid	(9,942)	(12,045)
Interest paid for subordinated liabilities	(63)	(126)
Issue of subordinated liabilities	6,025	__
Repayment of subordinated liabilities	(4,516)	__
Net cash outflow from financing activities	(8,496)	(12,171)

(Decrease)/increase in cash and cash equivalents	(24,946)	57,236

Cash and cash equivalents at 1 January	136,759	76,116
Effect of foreign exchange rate changes	6,747	3,407
Cash and cash equivalents at 31 December	118,560	136,759

Financial Review

_______________________________________________________________________________

Net interest income

Figures in HK$m	2010	2009

Net interest income/(expense) arising from:
- financial assets and liabilities that are not at fair value
through profit and loss	14,459	14,151
- trading assets and liabilities	(238)	(234)
- financial instruments designated at fair value	79	106
	14,300	14,023

Average interest-earning assets	802,464	736,953

Net interest spread	1.72%	1.84%
Net interest margin	1.78%	1.90%

Net interest income rose by HK$277m, or 2.0%, with an 8.9% increase in average interest-earning assets. The increase in net interest income was largely contributed by strong growth in customer advances, which more than offset the adverse effects of the repricing of assets at lower market interest rates and the continuing compression of deposit spread.

Net interest margin narrowed by 12 basis points to 1.78% compared with 2009, and net interest spread fell by 12 basis points to 1.72%. Liability spread continued to be constrained by the low interest rate environment. Treasury's balance sheet management portfolio was negatively affected by the repricing of assets at lower interest rates and the flattening of yield curves, although increased contributions from the credit card business, personal loans and corporate lending provided a partial buffer. The bank achieved volume growth in the average balance of mortgage lending, but intense market competition continued to drive down mortgage pricing. The contribution from debt securities under the life insurance funds investment portfolio grew, with a 17.7% rise in related net interest income. The contribution from net free funds remained the same as in 2009 at 6 basis points.

Net interest income in the second half of 2010 grew by HK$874m, or 13.0%, compared with the first half, due mainly to fewer days in the first half of the year and a 9.3% increase in average interest-earning assets. Net interest margin in the second half was 1.80% - up 3 basis points on the first half of the year.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income'. Income arising from financial instruments designated at fair value through profit and loss is reported as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:

Figures in HK$m	2010	2009

Net interest income	14,456	14,137
Average interest-earning assets	756,110	670,321

Net interest spread	1.86%	2.06%
Net interest margin	1.91%	2.11%

Net fee income

Figures in HK$m	2010	2009

- Stockbroking and related services	1,468	1,566
- Retail investment funds	1,039	604
- Structured investment products	19	28
- Insurance agency	256	190
- Account services	349	291
- Private banking service fee	160	129
- Remittances	259	217
- Cards	1,462	1,413
- Credit facilities	195	135
- Trade services	452	379
- Other	236	238
Fee income	5,895	5,190
Fee expense	(998)	(869)
	4,897	4,321

Net fee income increased by HK$576m, or 13.3%, to HK$4,897m compared with 2009.

Leveraging its strong wealth management platform and improved investment market sentiment, income from retail investment funds rose by 72.0%. Income from stockbroking and related services fell by 6.3%, reflecting keen market pricing competition and a decline in stock market trading turnover. Insurance agency fee income rose by 34.7%, due mainly to strong sales of a life protection with return insurance product. In improved market conditions, private banking leveraged its core strengths of a diverse suite of investment products and client service excellence to grow private banking service fee income by 24.0%.

Card services income increased by 3.5%. The bank grew the card base by 11.2% to over two million and gained market share in terms of card receivables and card spending, supporting a 13.9% increase in receivables and 18.4% rise in spending. Credit facilities fee income grew by 44.4%, due mainly to higher fees from increased corporate lending.

The upturn in trade activity together with the expansion of the cross-border renminbi trade settlement scheme boosted remittances and trade-related fee income by 19.4% and 19.3% respectively.

Compared with the first half of 2010, net fee income in the second half grew by HK$159m, or 6.7%, mainly reflecting increases in income from stockbroking and related services and the sales of retail investment funds. Fee income from private banking services, trade-related business and remittances also registered solid growth in the second half of the year.

Trading income

Figures in HK$m	2010	2009

Trading income:
- foreign exchange	1,768	1,792
- securities, derivatives and other trading activities	291	131
	2,059	1,923

Trading income rose by HK$136m, or 7.1%, to HK$2,059m. Foreign exchange income fell by HK$24m, or 1.3%, attributable partly to reduced net interest income from funding swapsW and lower customer demand for foreign exchange-linked structured products. The reduction was also affected by increased losses on the revaluation of certain US dollar capital funds - maintained in the bank's mainland subsidiary bank and subject to regulatory controls - against the renminbi. Excluding the above items, foreign exchange trading grew by HK$72m, or 4.7%.

Income from securities, derivatives and other trading activities increased by HK$160m, or 122.1%, reflecting an improvement in derivatives trading.

WTreasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS 39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Net income/(loss) from financial instruments designated at fair value

Figures in HK$m	2010	2009

Net income/(loss) on assets designated at fair value
which back insurance and investment contracts	297	(54)

Net change in fair value of other financial instruments
designated at fair value	(15)	(21)
	282	(75)

Net income from financial instruments designated at fair value reported a revaluation gain of HK$282m, compared with a revaluation loss of HK$75m in 2009, reflecting the improvement in financial markets in 2010. The gain is due mainly to changes in the fair value of assets supporting the linked insurance contracts and reported in 'net income/(loss) from financial instruments designated at fair value' with offsetting movements in the value of these contracts reported under 'net insurance claims incurred and movement in policyholders' liabilities'.

Other operating income

Figures in HK$m	2010	2009

Rental income from investment properties	155	149
Movement in present value of in-force long-term
insurance business	1,126	760
Other	277	180
	1,558	1,089

Other operating income rose by HK$469m, or 43.1%, to HK$1,558m compared with the previous year, attributable largely to the increase in the present value of in-force insurance business as a result of the growth in new business written during 2010.

Analysis of income from wealth management business

Figures in HK$m	2010	2009

Investment income:
- retail investment funds	1,039	604
- structured investment productsW	448	473
- private banking service feeWW	196	158
- stockbroking and related services	1,468	1,566
- margin trading and others	129	141
	3,280	2,942
Insurance income:
- life insurance	2,282	2,070
- general insurance and others	342	337
	2,624	2,407
Total	5,904	5,349

W    Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.

WW    Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.

Wealth management business maintained good growth momentum in 2010, achieving a 10.4% increase in income compared with 2009. Investment and insurance income rose by 11.5% and 9.0% respectively.

Leveraging the open architecture of its wealth management platform, the bank promoted a comprehensive range of yield enhancement investment products to suit the various risk appetites of customers in the low interest rate environment. Benefiting from the improvement in equity markets and investor sentiment, the bank achieved strong growth of 72.0% in income from retail investment funds. Stockbroking and related services income fell by 6.3% as a result of lower stock market turnover activity recorded by the bank and keen market pricing competition.

Private banking service income grew by 24.1%, supported by the improvement in investment sentiment.

The bank continued to enhance its leading position in providing retirement savings and life insurance protection to customers. Total policies in-force increased by 8.6%. Net interest income and fee income from the life insurance funds investment portfolio rose by 18.4%, due mainly to growth in the size of the life insurance investment portfolio, which held bond investments as its major assets.

Investment return on life insurance investment funds improved by HK$270m. The gain mainly reflects changes in the fair value of assets supporting linked insurance contracts and reported under 'net income/(loss) from financial instruments designated at fair value', with offsetting movements in policyholders' liabilities. Movement in the present value of in-force insurance business increased strongly, due mainly to the growth in volume and profitability of new business written during 2010.

General insurance income increased by 1.5% to HK$342m.

Figures in HK$m	2010	2009

Life insurance:
- net interest income and fee income	2,382	2,012
- investment returns on life insurance
funds	287	17
- net earned insurance premiums	10,966	11,193
- net insurance claims incurred and movement
in policyholders' liabilitiesW	(12,479)	(11,912)
- movement in present value of in-force
long-term insurance business	1,126	760
	2,282	2,070
General insurance and others	342	337
Total	2,624	2,407

W Including premium and investment reserves

Loan impairment charges and other credit risk provisions

Figures in HK$m	2010	2009

Loan impairment charges:
- individually assessed	(186)	(310)
- collectively assessed	(204)	(502)
	(390)	(812)
Of which:
- new and additional	(609)	(1,104)
- releases	157	230
- recoveries	62	62
	(390)	(812)

Other credit risk provisions	__	__

Loan impairment charges and other
credit risk provisions	(390)	(812)

Loan impairment charges and other credit risk provisions fell by HK$422m, or 52.0%, to HK$390m compared with a year earlier, reflecting an overall improvement in the credit environment.

Individually assessed provisions were down HK$124m, with lower impairment charges made for Commercial Banking customers as economic conditions continued to improve.

Collectively assessed provisions were down HK$298m, attributable to lower charges on credit card and personal loans portfolios as a result of fewer delinquencies and the falling bankruptcy trend. Impairment allowances for loans not individually identified as impaired also fell due to lower historical loss rates with the improvement in global credit markets.

Operating expenses

Figures in HK$m	2010	2009
		(restated)
Employee compensation and benefits:
- salaries and other costs	3,448	3,091
- retirement benefit costs	269	287
	3,717	3,378
General and administrative expenses:
- rental expenses	464	430
- other premises and equipment	902	900
- marketing and advertising expenses	470	382
- other operating expenses	1,081	1,021
	2,917	2,733
Depreciation of business premises
and equipment	619	591
Amortisation of intangible assets	102	84
	7,355	6,786

Cost efficiency ratio	33.7%	32.6%

Staff numbersW by region	2010	2009

Hong Kong	7,960	7,834
Mainland	1,623	1,449
Others	59	59
Total	9,642	9,342

W Full-time equivalent

Operating expenses rose by HK$569m, or 8.4%, compared with 2009. While carefully managing costs, the bank continued to make investments in support of long-term business growth. Excluding mainland business, operating expenses rose by 7.1%.

Employee compensation and benefits increased by HK$339m, or 10.0%. Salaries and other related costs increased by 11.5%, reflecting the annual salary increment and higher average headcounts as well as an increase in performance-related pay expenses. General and administrative expenses were up 6.7%. Rental expenses rose as a result of increased rents for branches in Hong Kong and new branches on the Mainland. Depreciation charges rose by 4.7%, mainly reflecting increases in depreciation on the bank's headquarters building in Hong Kong. Marketing and advertising expenses increased by 23.0% to support business growth.

At 31 December 2010, the group's number of full-time equivalent staff was up by 300 compared with the end of 2009.

With the increase in operating expenses outpacing the growth in net operating income before impairment charges and other credit risk provisions, the cost efficiency ratio rose by 1.1 percentage points compared with 2009 to 33.7%.

Gains less losses from financial investments and fixed assets

Figures in HK$m	2010	2009

Net gains from disposal of
available-for-sale equity securities	10	161
Net gains/(losses) from disposal of
available-for-sale debt securities	95	(152)
Impairment of available-for-sale equity securities	__	(4)
Gains less losses on disposal of assets held for sale	12	187
Gains less losses on disposal of fixed assets	(5)	(6)
	112	186

Gains less losses from financial investments and fixed assets fell by HK$74m, or 39.8%, compared with a year earlier. Net gains from the disposal of available-for-sale equity securities fell by HK$151m, or 93.8%, attributable to the profit realised from the disposal of Visa Inc. shares in 2009. The bank realised a HK$95m gain from the disposal of available-for-sale debt securities - reflecting profit realised primarily from the disposal of government-guaranteed debt securities - compared with a loss of HK$152m on the disposal of certain debt securities in the previous year. The net gain on the disposal of assets held for sale in 2010 was HK$12m, compared with HK$187m for 2009 which included a significant disposal profit from the sale of a property.

Tax expense

Taxation in the consolidated income statement represents:

Figures in HK$m	2010	2009
		(restated)
Current tax - provision for Hong Kong profits tax
Tax for the year	1,967	1,844
Adjustment in respect of prior year	(19)	(3)

Current tax - taxation outside Hong Kong
Tax for the year	38	50

Deferred tax
Origination and reversal of temporary differences	442	371

Total tax expense	2,428	2,262

The current tax provision is based on the estimated assessable profit for 2010, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 16.5% (same as in 2009). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Earnings per share

The calculation of earnings per share in 2010 is based on earnings of HK$14,917m (HK$13,138m in 2009) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2009).

Dividends per share

		2010		2009
	HK$	HK$m	HK$	HK$m
	per share		per share

First interim	1.10	2,103	1.10	2,103
Second interim	1.10	2,103	1.10	2,103
Third interim	1.10	2,103	1.10	2,103
Fourth interim	1.90	3,633	1.90	3,633
	5.20	9,942	5.20	9,942

Segmental analysis

The group's business comprises five customer groups. To be consistent with the way in which information is reported internally for the purposes of resource allocation and performance assessment, the group has identified the following five reportable segments:

•    Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers.

• Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services.
• Corporate Banking handles relationships with large corporate and institutional customers.

•    Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities.

• 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

(a) Segmental result

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups by way of internal capital allocation and fund transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rates for usage of premises are reflected in other operating income for the 'Other' customer group and total operating expenses for the respective customer groups.

Profit before tax contributed by the customer groups in 2010 compared with 2009 is set out in the table below. More customer group analysis and discussions are set out in the 'Customer group performance' section on page 15.

	Personal					Total
	Financial	Commercial	Corporate			reportable
Figures in HK$m	Services	Banking	Banking	Treasury	Other	segments

Year ended 31 December 2010

Profit before tax	7,872	3,748	1,266	3,361	1,098	17,345
Share of profit before tax	45.4%	21.6%	7.3%	19.4%	6.3%	100.0%

Year ended 31 December 2009 (restated)

Profit before tax	7,258	2,637	915	3,393	1,197	15,400
Share of profit before tax	47.1%	17.1%	5.9%	22.0%	7.9%	100.0%

(b)        Geographic information

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	Hong Kong	Americas	Mainland and others	Total

Year ended 31 December 2010

Income and expense
Total operating income	32,124	1,047	1,246	34,417
Profit before tax	13,722	996	2,627	17,345

At 31 December 2010

Total assets	752,206	68,216	96,489	916,911
Total liabilities	786,304	1,187	59,408	846,899
Interest in associates	989	__	14,677	15,666
Non-current assetsW	22,262	__	944	23,206

Year ended 31 December 2009 (restated)

Income and expense
Total operating income	30,923	885	1,008	32,816
Profit before tax	12,825	799	1,776	15,400

At 31 December 2009 (restated)

Total assets	710,167	63,808	56,693	830,668
Total liabilities	734,618	1,109	32,793	768,520
Interest in associates	916	__	9,310	10,226
Non-current assetsW	19,183	__	317	19,500

W Non-current assets consist of properties, plant and equipment, goodwill and other intangible assets.

Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining contractual maturity at the balance sheet date, with the exception of the trading portfolio that may be sold before maturity and is accordingly recorded as 'Trading'.

		One
		month	One	Three	One
	Repayable	or less	month	months	year	Over		No
	on	but not on	to three	to	to five	five		contractual
Figures in HK$m	demand	demand	months	one year	years	years	Trading	maturity	Total

Assets
Cash and balances with
banks and other
financial institutions	44,411	__	__	__	__	__	__	__	44,411
Placings with and
advances to banks and
other financial institutions	4,730	51,706	48,475	5,185	__	468	__	__	110,564
Trading assets	__	__	__	__	__	__	26,055	__	26,055
Financial assets designated
at fair value	__	50	7	384	3,951	48	__	2,674	7,114
Derivative financial
instruments	__	20	74	113	288	16	5,082	__	5,593
Advances to customers	10,198	65,179	34,733	71,444	151,430	139,653	__	__	472,637
Financial investments	__	9,183	12,633	59,389	84,566	32,733	__	855	199,359
Interest in associates	__	__	__	__	__	__	__	15,666	15,666
Investment properties	__	__	__	__	__	__	__	3,251	3,251
Premises, plant and
equipment	__	__	__	__	__	__	__	14,561	14,561
Intangible assets	__	__	__	__	__	__	__	5,394	5,394
Other assets	4,980	2,765	2,390	1,708	74	18	__	371	12,306
Deferred tax assets	__	__	__	__	__	__	__	__	__
At 31 December 2010	64,319	128,903	98,312	138,223	240,309	172,936	31,137	42,772	916,911

Liabilities
Current, savings and other
deposit accounts	536,363	78,218	37,862	29,611	1,574	__	__	__	683,628
Deposits from banks	6,387	7,688	1,394	__	117	__	__	__	15,586
Trading liabilities	__	__	__	__	__	__	42,581	__	42,581
Financial liabilities
designated at fair value	2	__	__	__	__	455	__	__	457
Derivative financial
instruments	__	__	__	99	819	56	3,709	__	4,683
Certificate of deposit and
other debt securities
in issue	__	96	447	112	2,440	__	__	__	3,095
Other liabilities	6,954	3,293	2,597	1,598	97	25	__	2,454	17,018
Liabilities to customers
under insurance contracts	__	__	__	__	__	__	__	64,425	64,425
Current tax liabilities	__	__	__	344	__	__	__	__	344
Deferred tax liabilities	__	__	__	__	__	__	__	3,234	3,234
Subordinated liabilities	__	__	__	3,495	2,328	6,025	__	__	11,848
At 31 December 2010	549,706	89,295	42,300	35,259	7,375	6,561	46,290	70,113	846,899

		One
		month	One	Three	One
	Repayable	or less	month	months	year	Over		No
	on	but not on	to three	to	to five	five		contractual
Figures in HK$m	demand	demand	months	one year	years	years	Trading	maturity	Total

Assets (restated)
Cash and balances with
banks and other
financial institutions	22,086	__	__	__	__	__	__	__	22,086
Placings with and
advances to banks and
other financial institutions	4,352	72,226	25,557	2,416	__	__	__	__	104,551
Trading assets	__	__	__	__	__	__	66,597	__	66,597
Financial assets designated
at fair value	__	__	20	646	4,201	58	__	525	5,450
Derivative financial
instruments	__	7	34	232	118	__	4,659	__	5,050
Advances to customers	9,254	22,927	25,005	51,673	121,394	114,368	__	__	344,621
Financial investments	__	18,081	16,708	49,955	129,898	26,051	__	809	241,502
Interest in associates	__	__	__	__	__	__	__	10,226	10,226
Investment properties	__	__	__	__	__	__	__	2,872	2,872
Premises, plant and
equipment	__	__	__	__	__	__	__	12,414	12,414
Intangible assets	__	__	__	__	__	__	__	4,214	4,214
Other assets	4,558	2,682	1,838	1,511	126	14	__	340	11,069
Deferred tax assets	__	__	__	__	__	__	__	16	16
At 31 December 2009	40,250	115,923	69,162	106,433	255,737	140,491	71,256	31,416	830,668

Liabilities (restated)
Current, savings and other
deposit accounts	494,026	81,129	38,108	22,427	679	__	__	__	636,369
Deposits from banks	2,964	1,737	28	25	116	__	__	__	4,870
Trading liabilities	__	__	__	__	__	__	38,391	__	38,391
Financial liabilities
designated at fair value	3	__	__	1,000	__	__	__	453	1,456
Derivative financial
instruments	__	__	6	21	630	13	3,581	__	4,251
Certificate of deposit and
other debt securities
in issue	__	159	171	1,177	319	__	__	__	1,826
Other liabilities	6,044	3,158	1,955	1,452	150	116	__	2,410	15,285
Liabilities to customers
under insurance contracts	__	__	__	__	__	__	__	54,240	54,240
Current tax liabilities	__	__	__	52	__	__	__	__	52
Deferred tax liabilities	__	__	__	__	__	__	__	2,460	2,460
Subordinated liabilities	__	__	__	3,516	5,804	__	__	__	9,320
At 31 December 2009	503,037	86,183	40,268	29,670	7,698	129	41,972	59,563	768,520

Cash and balances with banks and other financial institutions

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Cash in hand	6,101	4,299
Balances with central banks	6,591	3,397
Balances with banks and other financial institutions	31,719	14,390
	44,411	22,086

Placings with and advances to banks and other financial institutions

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Placings with and advances to banks and
other financial institutions maturing within one month	56,437	76,579
Placings with and advances to banks and
other financial institutions maturing after one month	53,659	27,972
but less than one year
Placings with and advances to banks and
other financial institutions maturing after one year	468	__
	110,564	104,551

Trading assets

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Treasury bills	20,204	62,028
Certificates of deposit	18	__
Other debt securities	5,101	4,562
Debt securities	25,323	66,590
Equity shares	8	6
Total trading securities	25,331	66,596
OtherW	724	1
Total trading assets	26,055	66,597

Debt securities:
- listed in Hong Kong	3,876	2,712
- listed outside Hong Kong	170	157
	4,046	2,869
- unlisted	21,277	63,721
	25,323	66,590
Equity shares:
- listed in Hong Kong	8	6

Total trading securities	25,331	66,596

Debt securities:
Issued by public bodies:
- central governments and central banks	24,905	65,817
- other public sector entities	101	369
	25,006	66,186
Issued by other bodies:
- banks and other financial institutions	149	292
- corporate entities	168	112
	317	404
	25,323	66,590
Equity shares:
Issued by corporate entities	8	6
Total trading securities	25,331	66,596

W This represents amount receivable from counterparties on trading transactions not yet settled.

With the global economy staging a recovery, the credit environment improved in 2010. The bank continued to redeploy surplus funds arising from the maturity of trading assets into interbank placements as well as advances to customers in order to achieve yield enhancement while prudently managing risk. As a result, trading securities fell by 62.0% to HK$25,331m compared with 2009 year-end. The trading securities currently held by the bank are mostly government treasury bills with short tenors.

Financial assets designated at fair value

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Certificates of deposit	__	129
Other debt securities	4,440	4,798
Debt securities	4,440	4,927
Equity shares	583	21
Investment funds	2,091	502
	7,114	5,450

Debt securities:
- listed in Hong Kong	11	3
- listed outside Hong Kong	184	194
	195	197
- unlisted	4,245	4,730
	4,440	4,927
Equity shares:
- listed in Hong Kong	583	21

Investment funds:
- listed in Hong Kong	23	__
- listed outside Hong Kong	65	69
	88	69
- unlisted	2,003	433
	2,091	502

	7,114	5,450
Debt securities:
Issued by public bodies:
- central governments and central banks	148	154
- other public sector entities	105	168
	253	322
Issued by other bodies:
- banks and other financial institutions	4,113	4,464
- corporate entities	74	141
	4,187	4,605
	4,440	4,927
Equity shares:
Issued by banks and other financial institutions	69	__
Issued by corporate entities	514	21
	583	21
Investment funds:
Issued by corporate entities	2,091	502

	7,114	5,450

Advances to customers

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Gross advances to customers	474,473	346,586
Less:
Loan impairment allowances:
- individually assessed	(1,118)	(1,151)
- collectively assessed	(718)	(814)
	472,637	344,621

Loan impairment allowances against advances to customers

	Individually	Collectively
Figures in HK$m	assessed	assessed	Total

At 1 January 2010	1,151	814	1,965
Amounts written off	(227)	(345)	(572)
Recoveries of advances
written off in previous years	18	44	62
New impairment allowances
charged to income statement	296	313	609
Impairment allowances released
to income statement	(110)	(109)	(219)
Unwinding of discount of loan
impairment allowances
recognised as 'interest income'	(16)	(3)	(19)
Exchange	6	4	10
At 31 December 2010	1,118	718	1,836

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 31 December	At 31 December
	2010	2009
	%	%

Loan impairment allowances:
- individually assessed	0.24	0.33
- collectively assessed	0.15	0.23
Total loan impairment allowances	0.39	0.56

Total loan impairment allowances as a percentage of gross advances to customers was 0.39% at 31 December 2010 compared with 0.56% at 2009 year-end. Individually assessed and collectively assessed allowances as a percentage of gross advances fell by 0.09 percentage points to 0.24% and 0.08 percentage points to 0.15% respectively, reflecting improved credit quality and the bank's good credit risk management during the year.

Impaired advances and allowances

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Gross impaired advances	1,990	2,508
Individually assessed allowances	(1,118)	(1,151)
	872	1,357

Individually assessed allowances
as a percentage of
gross impaired advances	56.2%	45.9%

Gross impaired advances
as a percentage of
gross advances to customers	0.4%	0.7%

Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Gross impaired advances fell by HK$518m, or 20.7%, to HK$1,990m compared with the end of 2009, with the write-off of irrecoverable balances against impairment allowances and customer repayments offsetting the new credit downgrades of certain Commercial Banking customers. Gross impaired advances as a percentage of gross advances to customers improved to 0.4%, compared with 0.7% at the end of 2009.

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Gross individually assessed
impaired advances	1,886	2,434
Individually assessed allowances	(1,118)	(1,151)
	768	1,283

Gross individually assessed
impaired advances
as a percentage of
gross advances to customers	0.4%	0.7%

Amount of collateral which
has been taken into account
in respect of individually assessed
impaired advances to customers	682	1,024

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross advances, only the amount of collateral up to the gross advance is included.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 31 December		At 31 December
		2010		2009
	HK$m	%	HK$m	%

Gross advances to customers
which have been overdue
with respect to either principal
or interest for periods of:
- more than three months but
not more than six months	137	__	241	0.1
- more than six months but
not more than one year	89	__	353	0.1
- more than one year	1,147	0.3	864	0.2
	1,373	0.3	1,458	0.4

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances decreased by 5.8% to HK$1,373m compared with the previous year-end. Overdue advances as a percentage of gross advances to customers stood at 0.3% - down 0.1 percentage point compared with 2009.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 31 December		At 31 December
		2010		2009
	HK$m	%	HK$m	%

Rescheduled advances to customers	194	__	703	0.2

Rescheduled advances are those advances that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances (page 48).

At 31 December 2010, rescheduled advances had improved by HK$509m, or 72.4%, to HK$194m, representing 0.04% of gross advances to customers. The improvement was due mainly to the upgrade of and repayments by customers.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty.

Figures in HK$m	At 31 December 2010
	Gross advances to customers	Individually impaired advances to customers	Overdue advances to customers	Individually assessed allowances	Collectively assessed allowances

Hong Kong	392,836	1,452	1,112	838	545
Rest of Asia-Pacific	76,308	345	257	234	162
Others	5,329	89	4	46	11
	474,473	1,886	1,373	1,118	718

Figures in HK$m	At 31 December 2009
	Gross advances to customers	Individually impaired advances to customers	Overdue advances to customers	Individually assessed allowances	Collectively assessed allowances

Hong Kong	308,457	1,842	1,076	915	695
Rest of Asia-Pacific	30,872	565	380	225	101
Others	7,257	27	2	11	18
	346,586	2,434	1,458	1,151	814

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the HKMA is as follows:

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Gross advances to customers for
use in Hong Kong

Industrial, commercial and
financial sectors
Property development	41,818	23,618
Property investment	99,023	75,264
Financial concerns	3,047	2,720
Stockbrokers	165	480
Wholesale and retail trade	11,439	7,812
Manufacturing	16,988	12,080
Transport and transport equipment	7,938	6,503
Recreational activities	532	37
Information technology	1,957	1,247
Other	27,815	24,405
	210,722	154,166
Individuals
Advances for the purchase of flats under
the Government Home Ownership
Scheme, Private Sector Participation
Scheme and Tenants Purchase Scheme	14,834	14,647
Advances for the purchase of other
residential properties	112,394	96,651
Credit card advances	15,735	13,818
Other	13,776	11,961
	156,739	137,077
Total gross advances for use in Hong Kong	367,461	291,243
Trade finance	63,660	19,215
Gross advances for use outside Hong Kong	43,352	36,128
Gross advances to customers	474,473	346,586

At 31 December 2010, gross advances to customers were up HK$127.9bn, or 36.9%, at HK$474.5bn compared with the previous year-end. Riding on the improved economic conditions and the increased scope of renminbi business in Hong Kong, the bank leveraged its balance sheet strength to record encouraging lending growth in all core market sectors.

Loans for use in Hong Kong increased by HK$76.2bn, or 26.2%. Riding in part on the buoyancy of property and investment markets, the bank achieved strong growth in lending to the property development and property investment sectors. The bank continued to actively participate in the Hong Kong government's SME Loan Guarantee and Special Loan Guarantee schemes. Lending to customers in the manufacturing and wholesale and retail trade sectors grew by 40.6% and 46.4% respectively. The increase in lending to transport and transport equipment and information technology sectors was mainly due to new drawdowns by a number of large Commercial Banking customers. Growth in lending to 'Other' was attributable to new working capital financing for several large corporations.

Lending to individuals rose by HK$19.7bn, or 14.3%. Residential mortgage lending to individuals grew by 16.3% and the bank maintained its position as one of the leading providers of residential mortgages in Hong Kong amid intense market competition.

Against a backdrop of robust domestic consumption, card advances grew by 13.9%, supported by an 11.2% rise in the number of cards in issue and an 18.4% increase in cardholder spending. Lending to the 'Other' sector, including mainly personal loans and overdrafts, rose by 15.2%, due in part to a series of successful promotional initiatives.

Commercial Banking strengthened its cross-border service proposition to offer a full range of renminbi commercial banking services and serve the growing demand from customers for renminbi-related financial solutions. This largely underpinned the 231.3% growth in trade financing.

Loans for use outside Hong Kong increased by 20.0%, due largely to the 28.4% expansion in the mainland loan portfolio, which stood at HK$36.4bn at 2010 year-end. The group remained vigilant in assessing credit risk in increasing lending on the Mainland.

Financial investments

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Available-for-sale at fair value:
- debt securities	142,732	192,486
- equity shares	326	347
Held-to-maturity debt securities at amortised cost	56,301	48,669
	199,359	241,502

Fair value of held-to-maturity debt securities	58,327	49,805

Treasury bills	18,010	53,973
Certificates of deposit	6,713	7,665
Other debt securities	174,310	179,517
Debt securities	199,033	241,155
Equity shares	326	347
	199,359	241,502
Debt securities:
- listed in Hong Kong	9,783	7,607
- listed outside Hong Kong	67,139	66,618
	76,922	74,225
- unlisted	122,111	166,930
	199,033	241,155
Equity shares:
- listed in Hong Kong	47	60
- listed outside Hong Kong	64	85
	111	145
- unlisted	215	202
	326	347
	199,359	241,502

Fair value of listed financial investments	77,403	74,493

Debt securities:
Issued by public bodies:
- central governments and central banks	39,007	64,776
- other public sector entities	23,041	25,065
	62,048	89,841
Issued by other bodies:
- banks and other financial institutions	119,300	133,312
- corporate entities	17,685	18,002
	136,985	151,314
	199,033	241,155
Equity shares:
Issued by corporate entities	326	347
	199,359	241,502

Debt securities by rating agency designation
	At 31 December	At 31 December
Figures in HK$m	2010	2009

AAA	79,046	74,339
AA- to AA+	59,924	98,811
A- to A+	54,927	58,749
B+ to BBB+	3,072	5,094
Unrated	2,064	4,162
	199,033	241,155

Financial investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time.

Available-for-sale investments may be sold in response to needs for liquidity or changes in the market environment, and are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves. Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Financial investments fell by HK$42.1bn, or 17.5%, compared with the end of 2009. The reduction in financial investments was primarily in government treasury bills, reflecting the deployment of funds from matured assets to interbank placements for yield enhancement and to support the expansion of lending to customers. At 31 December 2010, 99.0% of the group's holdings of debt securities were assigned with investment grade ratings by rating agencies. The unrated debt securities were issued by subsidiaries of investment-grade banks and are guaranteed by their corresponding holding companies. These notes rank pari passu with all of the respective guarantor's other senior debt obligations. The group did not hold any investments in structured investment vehicles or any sub-prime related assets such as collateralised debt obligations, mortgage-backed securities and other asset-backed securities.

Amounts due from/to immediate holding company and fellow subsidiary companies

The amounts due from/to the bank's immediate holding company and fellow subsidiary companies included in the assets and liabilities balances of the consolidated balance sheet are as follows:

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Amounts due from:
Cash and balances with banks and
other financial institutions	2,544	2,253
Placings with and advances to banks
and other financial institutions	8,915	10,841
Financial assets designated at fair value	3,541	3,346
Derivative financial instruments	605	383
Financial investments	334	412
Other assets	64	65
	16,003	17,300

Amounts due to:
Customer accounts	332	1,653
Deposits from banks	2,492	1,313
Derivative financial instruments	553	1,314
Subordinated liabilities	6,025	2,017
Other liabilities	393	330
	9,795	6,627

Interest in associates

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Share of net assets	15,119	9,691
Intangibles	84	106
Goodwill	463	429
	15,666	10,226

Interest in associates increased by HK$5,440m, due mainly to the increase in the bank's share of net assets of Industrial Bank and its participation - at an investment cost of RMB2.3bn - in Industrial Bank's rights issue in the first half of 2010, which increased the bank's equity interest in Industrial Bank from 12.78% to 12.80% at 31 December 2010.

Intangible assets

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Present value of in-force long-term
insurance business	4,593	3,466
Internally developed software	429	385
Acquired software	43	34
Goodwill	329	329
	5,394	4,214

Other assets

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Items in the course of collection
from other banks	4,673	4,343
Prepayments and accrued income	2,259	1,835
Assets held for sale
- Repossessed assets	12	47
- Other assets held for sale	206	__
Acceptances and endorsements	3,751	3,584
Retirement benefit assets	95	86
Other accounts	1,310	1,174
	12,306	11,069

Current, savings and other deposit accounts

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Current, savings and other deposit accounts:
- as stated in consolidated balance sheet	683,628	636,369
- structured deposits reported as
trading liabilities	20,852	22,212
	704,480	658,581
By type:
- demand and current accounts	59,116	53,450
- savings accounts	466,158	437,440
- time and other deposits	179,206	167,691
	704,480	658,581

Certificates of deposit and other debt securities in issue

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Certificates of deposit and
other debt securities in issue:
- as stated in consolidated balance sheet	3,095	1,826
- structured certificates of deposit
and other debt securities in issue
reported as trading liabilities	2,738	3,247
	5,833	5,073

By type:
- certificates of deposit in issue	3,121	2,304
- other debt securities in issue	2,712	2,769
	5,833	5,073

Customer deposits and certificates of deposit and other debt securities in issue stood at HK$710.3bn at 31 December 2010, an increase of 7.0% over the end of 2009. Growth was recorded in savings and current account balances. The increase in time and other deposits mainly reflects the 76.1% growth in customer deposits with Hang Seng China.

Trading liabilities

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Structured certificates of deposit and
other debt securities in issue	2,738	3,247
Structured deposits	20,852	22,212
Short positions in securities and others	18,991	12,932
	42,581	38,391

Trading liabilities include customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which is managed in the trading book.

Other liabilities

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Items in the course of transmission
to other banks	7,208	6,304
Accruals	2,385	2,039
Acceptances and endorsements	3,751	3,584
Retirement benefit liabilities	1,718	1,712
Other	1,956	1,646
	17,018	15,285

Subordinated liabilities

		At 31 December	At 31 December
Figures in HK$m		2010	2009

Nominal value	Description

Amount owed to third parties

HK$1,500m	Callable floating rate
	subordinated notes due June 2015W	__	1,499

HK$1,000m	4.125% callable fixed rate
	subordinated notes due June 2015W	__	1,003

US$450m	Callable floating rate
	subordinated notes
	due July 2016	3,495	3,483

US$300m	Callable floating rate
	subordinated notes
	due July 2017	2,328	2,321

Amount owed to HSBC Group undertakings

US$260m	Callable floating rate
	subordinated loan debt
	due December 2015WW	__	2,017

US$775m	Floating rate
	subordinated loan debt
	due December 2020WW	6,025	__
		11,848	10,323

Representing:
- measured at amortised cost		11,848	9,320
- designated at fair value		__	1,003
		11,848	10,323

WThe Bank has exercised its option to redeem these subordinated notes at par of HK$2,500m in aggregate in June 2010.

WWThe Bank has exercised its option to redeem this subordinated loan debt at par of US$260m and replenished by a new issue of US$775m subordinated loan debt in December 2010.

The outstanding subordinated notes, which qualify as supplementary capital, serve to help the bank maintain a more balanced capital structure and support business growth.

Shareholders' funds

	At 31 December	At 31 December
Figures in HK$m	2010	2009
		(restated)

Share capital	9,559	9,559
Retained profits	42,966	37,752
Premises revaluation reserve	9,426	7,885
Cash flow hedging reserve	72	174
Available-for-sale investment reserve
- on debt securities	(25)	(496)
- on equity securities	227	239
Capital redemption reserve	99	99
Other reserves	4,055	3,303
Total reserves	56,820	48,956
	66,379	58,515
Proposed dividends	3,633	3,633
Shareholders' funds	70,012	62,148

Return on average shareholders' funds	22.8%	22.9%

Shareholders' funds (excluding proposed dividends) grew by HK$7,864m, or 13.4%, to HK$66,379m at 31 December 2010. Retained profits rose by HK$5,214m, mainly reflecting the growth in 2010 profit after the appropriation of interim dividends. The premises revaluation reserve increased by HK$1,541m, or 19.5%, compared with 2009, boosted by the robust property market. The premises revaluation reserve for 2010 and 2009 includes leasehold land held under a long lease for the bank's headquarters building after adopting the amendments to HKAS 17 'Leases' in 2010.

The available-for-sale investment reserve for debt securities recorded a deficit of HK$25m compared with a deficit of HK$496m at 2009 year-end, reflecting the improvement in global credit markets and the disposal of high-risk assets under the bank's prudent risk management strategy. The group assessed that there were no impaired debt securities during the year, and accordingly, no impairment loss has been recognised.

The return on average shareholders' funds was 22.8%, compared with 22.9% for 2009.

Excluding the redemption of all the (1) Series A - HK$1,000m 4.125% subordinated notes due 2015 and (2) Series B - HK$1,500m floating rate subordinated notes due 2015, both at par on 24 June 2010, there was no purchase, sale or redemption by the bank, or any of its subsidiaries, of the bank's securities during 2010.

Capital resources management

Analysis of capital base and risk-weighted assets

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Core capital:
Paid-up ordinary share capital	9,559	9,559

- Reserves per balance sheet	56,820	45,032
- Unconsolidated subsidiaries	(6,268)	(5,251)
- Cash flow hedging reserve	(72)	(174)
- Regulatory reserve	(1,654)	(920)
- Reserves arising from revaluation of property
and unrealised gains on available-for-sale	(13,585)	(7,868)
equities and debt securities
- Own credit spread	__	(31)
Total reserves included in core capital	35,241	30,788

- Goodwill and intangible assets	(1,019)	(561)
- 50% of unconsolidated investments	(9,725)	(6,999)
- 50% of securitisation positions and other deductions	(158)	(331)
Deductions	(10,902)	(7,891)

Total core capital	33,898	32,456

Supplementary capital:
- Term subordinated debt	11,848	10,354
- Property revaluation reserves 1	5,894	3,732
- Available-for-sale investments revaluation reserves 2	396	498
- Regulatory reserve 3	182	101
- Collective impairment allowances 3	77	81
- Excess impairment allowances over expected losses 4	306	__
Supplementary capital before deductions	18,703	14,766

- 50% of unconsolidated investments	(9,725)	(6,999)
- 50% of securitisation positions and other deductions	(158)	(331)
Deductions	(9,883)	(7,330)

Total supplementary capital	8,820	7,436

Capital base 5	42,718	39,892

Risk-weighted assets
- Credit risk	274,969	212,434
- Market risk	1,615	1,278
- Operational risk	36,853	39,017
	313,437	252,729

Capital adequacy ratio 5	13.6%	15.8%
Core capital ratio 5	10.8%	12.8%

Reserves and deductible items

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Published reserves	31,741	29,034
Profit and loss account	3,500	1,754

Total reserves included in core capital 5	35,241	30,788

Total of items deductible 50% from core capital
and 50% from supplementary capital	19,766	14,660

1 Includes the revaluation surplus on investment properties which is reported as part of retained profits and adjustments made in accordance with Banking (Capital) rules.

2 Includes adjustments made in accordance with Banking (Capital) rules.

3 Total regulatory reserve and collective impairment allowances are apportioned between the standardised approach and internal ratings-based approach in accordance with Banking (Capital) rules. Those apportioned to the standardised approach are included in supplementary capital. Those apportioned to the internal ratings-based approach are excluded from supplementary capital.

4 Excess impairment allowances over expected losses are applicable to non-securitisation exposures calculated by using the internal ratings-based approach.

5 The 2009 capital base, risk-weighted assets and capital ratios have not been restated for the effects of HKAS 17 'Leases'.

Capital ratios at 31 December 2010 and 31 December 2009 were compiled in accordance with the Banking (Capital) Rules ('the Capital Rules') issued by the Hong Kong Monetary Authority ('HKMA') under section 98A of the Hong Kong Banking Ordinance for the implementation of Basel II. Having obtained approval from the HKMA to adopt the 'advanced internal ratings-based approach' ('AIRB') to calculate the risk-weighted assets for credit risk from 1 January 2009, the bank used the AIRB approach to calculate its credit risk exposure at 31 December 2009. The standardised (operational risk) approach and internal models approach were used to calculate its operational risk and market risk respectively. At 31 December 2010, the capital adequacy ratio and core capital ratio were 13.6% and 10.8% respectively, compared with 15.8% and 12.8% respectively at the end of 2009. The decline in both of these ratios largely reflects the combined effects of a deduction from the capital base as a result of the group's participation in Industrial Bank's rights issue in the first half of 2010 and the increase in risk-weighted assets. This was partly offset by the growth in profit after accounting for dividends in the year, the net difference from the HK$4.5bn repayment and HK$6.0bn new issue of subordinated debts, and the increase in fair-value gain on the revaluation of properties which, after adopting the amendments to HKAS 17 'Leases' in 2010, included leasehold land held under a long lease for the bank's headquarters building.

The basis of consolidation for the calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are 'regulated financial entities' (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

To satisfy the provisions of the Hong Kong Banking Ordinance and regulatory requirements for prudential supervision purposes, the group has earmarked a regulatory reserve of HK$1,654m(HK$920m at 31 December 2009) from retained profits.

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	2010	2009

The Bank and its subsidiaries
designated by the HKMA	38.1%	48.1%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	2010	2009
		(restated)

Operating profit	14,085	13,214
Net interest income	(14,300)	(14,023)
Dividend income	(14)	(16)
Loan impairment charges and other
credit risk provisions	390	812
Impairment of available-for-sale equity securities	__	4
Depreciation	619	591
Amortisation of intangible assets	102	84
Amortisation of available-for-sale investments	80	76
Amortisation of held-to-maturity debt securities	5	1
Advances written off net of recoveries	(510)	(858)
Interest received	15,219	11,126
Interest paid	(2,301)	(1,478)
Operating profit before changes in working capital	13,375	9,533
Change in treasury bills and certificates of deposit
with original maturity more than three months	32,409	(41,353)
Change in placings with and advances to banks
maturing after one month	(26,155)	(5,418)
Change in trading assets	24,451	77,386
Change in financial assets designated at fair value	501	797
Change in derivative financial instruments	(111)	(8,640)
Change in advances to customers	(127,906)	(15,454)
Change in other assets	(15,680)	(4,416)
Change in financial liabilities designated at fair value	(2)	8
Change in current, savings and other deposit accounts	47,259	74,186
Change in deposits from banks	10,716	(6,566)
Change in trading liabilities	4,190	(9,891)
Change in certificates of deposit and
other debt securities in issue	1,269	(946)
Change in other liabilities	15,448	4,048
Elimination of exchange differences
and other non-cash items	(8,158)	(5,538)
Cash generated (used in) / from operating activities	(28,394)	67,736
Taxation paid	(1,704)	(1,921)
Net cash (outflow) / inflow from operating activities	(30,098)	65,815

(b)        Analysis of the balances of cash and cash equivalents

	At 31 December	At 31 December
Figures in HK$m	2010	2009

Cash and balances with banks and
other financial institutions	44,411	22,086
Placings with and advances to banks and other
financial institutions maturing within one month	53,457	74,459
Treasury bills	20,692	40,214
	118,560	136,759

Contingent liabilities, commitments and derivatives

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amount	amount	amount

At 31 December 2010

Direct credit substitutes	4,365	4,220	3,231
Transaction-related contingencies	455	337	168
Trade-related contingencies	10,593	3,516	2,008
Forward asset purchases	51	51	51
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable W	38,273	17,788	7,479
- unconditionally cancellable	198,724	66,852	20,649
	252,461	92,764	33,586

Exchange rate contracts:
Spot and forward foreign exchange	431,732	2,738	1,417
Other exchange rate contracts	59,222	1,258	712
	490,954	3,996	2,129

Interest rate contracts:
Interest rate swaps	340,076	2,522	602
Other interest rate contracts	25	__	__
	340,101	2,522	602

Other derivative contracts	7,729	505	137

WThe contract amount for undrawn formal standby facilities, credit lines and other commitments to lend with an original maturity of 'not more than one year' and 'more than one year' were HK$13,264m and HK$25,009m respectively.

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amount	amount	amount

At 31 December 2009

Direct credit substitutes	3,121	2,987	1,785
Transaction-related contingencies	550	289	155
Trade-related contingencies	9,451	2,465	1,466
Forward asset purchases	36	36	36
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	29,069	16,447	7,720
- unconditionally cancellable	158,817	53,514	15,036
	201,044	75,738	26,198

Exchange rate contracts:
Spot and forward foreign exchange	334,133	5,573	689
Other exchange rate contracts	51,624	1,644	489
	385,757	7,217	1,178

Interest rate contracts:
Interest rate swaps	230,376	2,640	413
Other interest rate contracts	143	__	__
	230,519	2,640	413

Other derivative contracts	7,002	474	92

The above tables give the nominal contract, credit equivalent and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purpose of deriving the risk-weighted amounts. The nominal contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis for the periods indicated were calculated in accordance with the Banking (Capital) Rules issued by the HKMA.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivative financial instruments are held for trading, or financial instruments designated at fair value, or designated as either fair value hedges or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 31 December 2010			At 31 December 2009
Figures in HK$m	Trading	Designated at fair value	Hedging	Trading	Designated at fair value	Hedging

Contract amounts:
Interest rate contracts	236,030	140	105,511	163,354	1,160	66,554
Exchange rate contracts	601,220	769	__	473,989	89	__
Other derivative contracts	16,891	__	__	11,385	__	__
	854,141	909	105,511	648,728	1,249	66,554

Derivative assets:
Interest rate contracts	1,748	__	511	1,552	17	391
Exchange rate contracts	2,721	__	__	2,636	1	__
Other derivative contracts	613	__	__	453	__	__
	5,082	__	511	4,641	18	391

Derivative liabilities:
Interest rate contracts	1,557	9	974	1,623	13	670
Exchange rate contracts	2,031	3	__	938	__	__
Other derivative contracts	109	__	__	1,007	__	__
	3,697	12	974	3,568	13	670

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

Additional information

1. Statutory accounts and accounting policies

The information in this news release does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2010 ('2010 accounts'), which will be delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 28 February 2011.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the bank's Annual Report which will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of issue of this news release.

The 2010 accounts and this news release have been prepared on a basis consistent with the accounting policies adopted in the 2009 accounts except for the following:

Following the adoption of the amendments to HKAS 17 'Leases', the group has reclassified interests in leasehold land held under long leases from operating leases to finance leases. Before the amendment, these leases were recorded at historical cost and amortised over the term of the lease.  With these leases reclassified as finance leases, they are carried at valuation and included under 'Premises, plant and equipment', with the difference between the amortised cost and valuation recognised in the premises revaluation reserve. The corresponding prior-year comparatives have been adjusted accordingly.

The major lines of the financial statements that have been affected are as follows:

Figures in HK$m	As reported	Adjustment	Restated

Year ended 31 December 2009
Profit for the year	13,221	(83)	13,138
Total comprehensive income	18,608	582	19,190
Earnings per share (HK$)	6.92	(0.05)	6.87

At 31 December 2009
Premises, plant and equipment	7,178	5,236	12,414
Interest in leasehold land held for
own use under operating lease	536	(536)	__
Deferred tax liabilities	1,684	776	2,460
Other reserves	7,313	3,891	11,204
Retained profits	37,719	33	37,752

At 31 December 2008
Premises, plant and equipment	7,090	4,553	11,643
Interest in leasehold land held for
own use under operating lease	551	(551)	__
Deferred tax assets	201	(175)	26
Deferred tax liabilities	711	485	1,196
Other reserves	3,813	3,336	7,149
Retained profits	32,518	6	32,524

Certain key ratios for comparative year have also been restated to conform with the current year presentation.

The group also adopted a number of insignificant amendments to standards and interpretations. These are described under note 5 of the 2010 Annual Report and Accounts.

2. Comparative figures

As a result of the adoption of the amendments to HKAS 17 'Leases', certain comparative figures have been adjusted to conform with the current year's presentation and to provide comparative amounts in respect of items disclosed for the first time in 2010. Further details of these developments are disclosed in the additional information above and note 5 of the 2010 Annual Report.

3. Property revaluation

The group's premises and investment properties were revalued at 30 November 2010 and updated for any material changes at 31 December 2010 by DTZ Debenham Tie Leung Limited. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The net revaluation surplus for group premises amounted to HK$2,105m of which HK$2,102m was credited to premises revaluation reserve and HK$3m was credited to the income statement. Revaluation gains of HK$474m on investment properties were recognised through the income statement. The related deferred tax provisions for group premises and investment properties were HK$345m and HK$78m respectively.

The revaluation exercise also covered business premises/investment properties reclassified as properties held for sale. In accordance with HKFRS 5, the revaluation gain of HK$10m was recognised through the income statement.

4. Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. Net option position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. At 31 December 2010, the US dollar (US$), Chinese renminbi (RMB), Japanese yen (JPY), Euro (EUR), Canadian dollar (CAD), British pound sterling (GBP), Swiss francs (CHF), Australian dollar (AUD), New Zealand dollar (NZD) and gold (GOL) were the currencies in which the group had non-structural foreign currency positions that were not less than 10% of the total net position in all foreign currencies. The group also had a US$ and RMB structural foreign currency position, which was not less than 10% of the total net structural position in all foreign currencies.
Figures in HK$m	US$	RMB	JPY	EUR	CAD	GBP	CHF	AUD	NZD	GOL	Other foreign currencies	Total foreign currencies

At 31 December 2010

Non-structural position
Spot assets	246,638	93,067	8,985	11,068	13,933	13,026	191	43,643	9,017	2,169	974	442,711
Spot liabilities	(155,377)	(88,666)	(1,912)	(12,393)	(14,882)	(15,470)	(549)	(41,953)	(11,658)	(3,404)	(3,034)	(349,298)
Forward purchases	228,982	72,661	8,932	3,735	2,431	7,130	1,347	8,340	3,909	2,919	3,423	343,809
Forward sales	(319,494)	(77,799)	(16,151)	(2,497)	(1,449)	(4,810)	(964)	(9,885)	(1,341)	(1,559)	(1,359)	(437,308)
Net option position	133	(41)	(5)	(55)	(7)	__	__	(71)	60	__	__	14
Net long/(short)
non-structural position	882	(778)	(151)	(142)	26	(124)	25	74	(13)	125	4	(72)

Structural positions	206	20,124	__	__	__	__	__	__	__	__	238	20,568

At 31 December 2009

Non-structural position
Spot assets	214,379	41,638	48,843	15,423	14,474	16,344	124	39,757	7,360	816	451	399,609
Spot liabilities	(164,511)	(41,564)	(1,694)	(12,292)	(14,412)	(15,527)	(591)	(47,508)	(14,807)	(2,387)	(826)	(316,119)
Forward purchases	169,349	29,483	3,728	6,885	1,607	2,215	832	14,293	9,586	2,430	764	241,172
Forward sales	(219,453)	(29,603)	(50,915)	(10,103)	(1,680)	(2,995)	(371)	(6,532)	(2,083)	(851)	(490)	(325,076)
Net option position	(4)	__	1	(1)	(4)	__	2	7	2	__	__	3
Net long/(short)
non-structural position	(240)	(46)	(37)	(88)	(15)	37	(4)	17	58	8	(101)	(411)

Structural positions	285	14,550	__	__	__	__	__	__	__	__	287	15,122

5. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14%-owned, subsidiary of HSBC Holdings plc.

6. Register of shareholders

The register of shareholders of the bank will be closed on Tuesday, 15 March 2011, during which no transfer of shares can be registered. In order to qualify for the fourth interim dividend for 2010, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Monday, 14 March 2011. The fourth interim dividend will be payable on Wednesday, 30 March 2011 to shareholders whose names appear on the register of shareholders of the bank on Tuesday, 15 March 2011. Shares of the bank will be traded ex-dividend as from Friday, 11 March 2011.

7. Proposed timetable for 2011 quarterly dividends

	First	Second	Third	Fourth
	interim dividend	interim dividend	interim dividend	interim dividend

Announcement	3 May 2011	1 August 2011	7 November 2011	27 February 2012
Book close and
record date	19 May 2011	17 August 2011	23 November 2011	14 March 2012
Payment date	2 June 2011	1 September 2011	8 December 2011	29 March 2012

8. Code on Corporate Governance Practices

The Bank is committed to high standards of corporate governance. The Bank has followed the module on 'Corporate Governance of Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the HKMA and has fully complied all the code provisions and most of the recommended best practices set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31 December 2010.

The Audit Committee of the bank has reviewed the results for the year ended 31 December 2010.

9. Board of Directors

At 28 February 2011, the Board of Directors of the Bank comprises Dr Raymond K F Ch'ien* (Chairman), Mrs Margaret Leung (Vice-Chairman and Chief Executive), Dr John C C Chan*, Dr Marvin K T Cheung*, Ms L Y Chiang*, Mr Jenkin Hui*, Ms Sarah C Legg#,  Mr William W Leung, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Mark S McCombe#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

* Independent non-executive Directors
# Non-executive Directors

10. News release

This news release is available from the bank's website www.hangseng.com.

The 2010 Annual Report and Financial Statements, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of issue of this news release. Printed copies of the 2010 Annual Report will be sent to shareholders in late-March 2011.

Media enquiries to:
Walter Cheung                                     Telephone: (852) 2198 4020
Ruby Chan                                           Telephone: (852) 2198 4236

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name:   P A Stafford

                                                                                                         Title: Assistant Group Secretary

                                                                                           Date: 28 February, 2011